Filed by Triarc Companies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Wendy’s International, Inc.

Commission File No: 1-08116/

Triarc Companies, Inc.

Commission File No: 1-2207

TO:	Wendy’s Family

FROM:	Roland Smith

DATE:	July 25, 2008

RE:	Leadership Team, Post-Merger

Every plan to improve performance begins with building a winning team of capable and respected leaders, which I am happy to report is reflected in some exciting news for the Wendy’s family.

At our “Lobby Event” in Dublin today, we announced that David Karam, Steve Farrar and Ken Calwell will join me in forming the nucleus of the Wendy’s senior leadership team upon consummation of the pending merger between Triarc and Wendy’s and closing of the deal.

David will serve as President, Steve will serve as Chief Operating Officer and Ken will serve as Chief Marketing Officer. I will assume the duties of Chief Executive Officer as we announced in April.

With this expected change, Wendy’s current COO Dave Near will resume his role as one of Wendy’s leading franchisees. Following the closing, Dave will return to Austin to work with his brother, Jason, and lead their Wendy’s restaurant operations. We thank Dave for his leadership and continuing commitment to Wendy’s. Also, as we previously announced, Kerrii Anderson will continue to lead Wendy’s as CEO & President until the merger closes.

Karam, Farrar and Calwell are proven leaders

We could not ask for more proven and experienced leaders than David Karam, Steve Farrar and Ken Calwell. Their history, experience and respect among the franchisees and the corporate team are unmatched.

David has been a part of the Wendy’s family since he worked as a teenager with his father Joe Karam, a franchisee who joined Wendy’s in 1975. As President of Cedar Enterprises, which owns and operates 135 Wendy’s restaurants, David has earned the respect of franchisees, operators and company employees and is one of the top operators in the system. He is also a distinguished recipient of several system awards, including the Founder’s Award. He brings a solid grounding in Wendy’s rich heritage and traditions, as well as a realistic understanding of the challenges and opportunities that lie ahead. David built a solid team at Cedar Enterprises and at Syrus, an affiliated information processing business. He will relinquish management of the day-to-day operations of those companies when he moves into his new role as President of Wendy’s.

Steve Farrar will be promoted to COO when the merger closes.  In April 2008, Steve returned to Wendy’s as Chief of North American Operations after taking an early retirement package in 2006. His previous 25-year service with Wendy’s included the late 1990s and early part of this decade, when the company produced exceptional sales growth, unit expansion, earnings and margin improvement. He earned the reputation as one of the system’s most respected leaders and seasoned operators, a track record that earned him the distinction as a Wendy’s Hall of Famer.

Ken Calwell is returning to Wendy’s after seven years at Domino’s Pizza, Inc., most recently serving as Chief Marketing Officer–Executive Vice President, Marketing, Research and Development. At Domino’s, he was responsible for the leadership of all national marketing, brand strategy, advertising, new product development, database marketing, media, field marketing, pricing, marketing research, R&D, CRM, and sports and event marketing.  Ken was at Wendy’s from 1998-2001 as Vice President of New Product Marketing, Research and Planning.  He was on the team that created Wendy’s Garden Sensations® salads, as well as the Late Night marketing program and Wendy’s first Hispanic marketing initiatives.  Ken has also held marketing positions in the Frito-Lay and Pizza Hut divisions of PepsiCo, Inc. and at The Pillsbury Company.

Paul Kershisnik will continue to serve as Wendy's interim CMO until the merger is closed, and then work closely with Ken on the company's marketing strategy as a senior vice president.

These plans not only reflect our vision to attract the highest caliber of talent to our team, but they demonstrate our commitment to leverage the strengths and heritage of Wendy’s. I expect that David, Steve and Ken will hit the ground running in their new roles, and make an immediate impact to set the direction and deliver our plan to revitalize the Wendy’s brand. We plan to provide more information about the Wendy’s organizational structure in the near future.

Please join me in congratulating David, Steve and Ken!

Merger and Integration Update

At the Lobby Event, we also provided a brief update on the merger and integration process. Here are a few highlights:

We continue to work through the process of preparing a joint proxy statement for mailing to Wendy’s and Triarc shareholders in advance of the upcoming shareholder meetings for both companies.

Our integration consulting firm has completed the “Current State Analysis” of both the Wendy’s and Arby’s organizations, having conducted more than 90 information gathering interviews. They’ve also reviewed hundreds of responses to document requests. We thank many people at both Wendy’s and Arby’s for their hard work and responsiveness in completing the information discovery stage. Your helpful and diligent attitudes have allowed us to stay on schedule. Thank you!

Over the next six weeks, we will be working with our consultants to determine the best way to create a shared service center in Atlanta that will support both the Wendy’s and Arby’s dedicated brand teams. As we said before, Wendy’s brand headquarters will remain in Dublin.

As decisions are made about the future structure of the Wendy’s/Arby’s Group, Inc., including the timing for putting that structure into place and decisions about particular positions, I will share what I can with you as soon as I can. In the meantime, I appreciate your continued patience and support.

Finally, I want to reiterate that my plans to be actively involved with the Wendy’s business have not changed. Upon the closing of the merger, as CEO, I will work very closely with David, Steve, Ken and the rest of the Wendy’s team to regain our momentum, improve our performance and accelerate growth. In this regard, I continue to look forward to moving to the Dublin area.

I hope that you share in my confidence that we are building a great team with the addition of such talented professionals as David, Steve and Ken. I look forward to keeping you posted as we work together to win with our customers, franchisees and shareholders.

Additional Information About The Merger And Where To Find It

In connection with the proposed merger, Triarc filed with the SEC a registration statement on Form S-4 (Registration No. 333-151336) containing a preliminary joint proxy statement/prospectus and other relevant materials.  The final joint proxy statement/prospectus will be mailed to the stockholders and shareholders of Triarc and Wendy’s. BEFORE MAKING ANY VOTING DECISION, TRIARC AND WENDY’S URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”.  You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.”

Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and

Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008.  You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008.  You can obtain free copies of these documents from Triarc and Wendy’s at the website locations described above.

Consummation of the proposed merger between Triarc and Wendy’s remains subject to approval by the stockholders of both companies, regulatory approvals and other customary closing conditions. There can be no assurances that the transaction will be consummated or that the anticipated benefits and synergies of the transaction will be realized.

Forward-Looking Statements

Statements herein regarding the proposed transaction between Triarc and Wendy’s, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.  Triarc and Wendy’s caution that the foregoing list of factors is not exclusive.

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